SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777
Investor.relations@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE SECOND

QUARTER OF 2005

Heverlee, Belgium – July 28, 2005 – ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its unaudited financial results for the second quarter ended June 30, 2005.

Revenues for the three months ended June 30, 2005 were € 16.1 million, representing a decrease of 1% over first quarter revenues of € 16.2 million, and a decrease of 41% compared to the € 27.3 million reported for the second quarter of 2004. Income from operations for the second quarter of 2005 was € 2.7 million, 18% higher than the first quarter’s operating income of € 2.3 million and 71% lower than the € 9.6 million reported for the second quarter of 2004. Net income for the second quarter of 2005 was € 2.1 million, or 20 Eurocents per share, compared to net income of € 1.7 million, or 16 Eurocents per share, for the first quarter of 2005 and to net income of € 6.7 million, or 64 Eurocents per share, for the second quarter of 2004.

Revenues for the six months ended June 30, 2005 were € 32.3 million, representing a decrease of 33% over the € 48.3 million for the same period in 2004. Income from operations for the first six months of 2005 was € 5.1 million compared to € 15.9 million for the same period last year. Net income for the first six months of 2005 was € 3.8 million, or 36 Eurocents compared to net income of € 11.3 million, or € 1,07 per share, for the first six months of 2004.

“Our performance in the second quarter was in line with our guidance, with revenues holding steady at around € 16 million for the third consecutive quarter, while operating profit and net income improved sequentially,” said Anton DeProft, ICOS’ President and Chief Executive Officer. “We also maintained our strong R&D focus on developing the technology and the products of the future, and are excited about the potential of our newer products to successfully penetrate some existing and emerging market and to deliver profitable growth. Further, we continued to improve our balance sheet, with total equity at an all time high of € 78.7 million on total assets topping € 100 million.”

Mr. Deproft concluded, “Based on our improving order intake and what our customers are telling us about their investment plans for the second half of the year, we believe that the second quarter marked the bottom of the current back-end semiconductor cycle.

Driven by a recovery in the semiconductor back-end, we expect revenues to start to increase modestly in the third quarter, in the 5 to 10% range. Accordingly, we expect our operational margin to continue to improve slightly.”

About ICOS

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PCs, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacture of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS is headquartered in Heverlee, Belgium and has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the third quarter of 2005 and the balance of 2005, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that improved order intake will not translate into increased orders, and that certain orders may be rescheduled or cancelled; the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	16,075	27,286	32,268	48,331
Cost of goods sold	6,404	10,482	12,804	19,113

Gross profit	9,671	16,804	19,464	29,218

Operating expenses:
Research & development	2,656	2,218	5,297	4,051
Selling, general & administrative	4,277	5,005	9,100	9,284
Total operating expenses	6,933	7,223	14,397	13,335

Income from operations	2,738	9,581	5,067	15,883

Other income (loss):
Interest income, net	154	26	265	59
Other income	46	41	90	76
Foreign currency exchange loss	(268)	(54)	(399)	(77)
Net other income (loss)	(68)	13	(44)	58

Net income before taxes	2,670	9,594	5,023	15,941

Income taxes	555	2,899	1,237	4,665

Net income	2,115	6,695	3,786	11,276
Basic earnings per share	0.20	0.64	0.36	1.07
Weighted average number of shares	10,527,607	10,512,557	10,527,459	10,510,184
Diluted earnings per shares	0.20	0.63	0.35	1.05
Diluted weighted average number of shares	10,704,309	10,709,213	10,703,819	10,708,388

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	47,171	42,179
Trade accounts receivable, net	17,299	16,166
Inventories, net	18,159	18,063
Prepaid expenses and other current assets	2,890	2,864

Total current assets	85,519	79,272

Net property and equipment	10,272	10,134
Intangible assets	4,881	5,505
Other assets	2,124	2,115

Total Assets	102,796	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	6,736	5,466
Short-term borrowings & current portion long-term debt	662	681
Other current liabilities	11,210	12,168

Total current liabilities	18,608	18,315

Long-term debt, excluding current portion	4,195	4,490
Other long-term liabilities	1,298	1,313

Total liabilities	24,101	24,118

STOCKHOLDERS’ EQUITY
Common stock	3,242	3,237
Additional paid-in-capital	22,452	22,396
Retained earnings	54,065	50,279
Accumulated other comprehensive income (loss)	(1,064)	(3,004)

Total stockholders’ equity	78,695	72,908

Total liabilities and stockholders’ equity	102,796	97,026

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	2,115	6,695	3,786	11,276
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	500	155	990	295
Allowance for doubtful debts	68	89	99	56
Deferred tax expense (benefit)	198	921	113	2,066
Loss on disposal of property and equipment	1	1	19	1
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,484)	(3,677)	(238)	(9,672)
Decrease (increase) in inventories	(896)	(3,663)	750	(6,852)
Decrease (increase) in prepaid expenses and other current assets	817	(1,031)	503	(1,670)
Decrease (increase) in other assets	(15)	(1)	(24)	(434)
(Decrease) increase in trade accounts payable	1,703	1,617	1,117	4,528
(Decrease) increase in other current liabilities	(874)	5,969	(1,498)	8,269
(Decrease) increase in other long-term liabilities	(55)	286	(80)	509

Net cash provided by operating activities	1,078	7,361	5,537	8,372

Cash flows from investing activities
Additions to property and equipment	(180)	(123)	(438)	(175)
Payment for purchase of acquired intangible assets	—	(6,129)	—	(6,129)
Acquisition, net of cash received	—	—	—	(35)

Net cash used in investing activities	(180)	(6,252)	(438)	(6,339)

Cash flows from financing activities
Repayment of borrowings	(140)	(132)	(315)	(298)
Proceeds from shares issued in connection with the exercise of stock options	61	72	61	72
Net cash used in financing activities	(79)	(60)	(254)	(226)

Increase in cash and cash equivalents	819	1,049	4,845	1,807
Impact of exchange rate movements on cash	243	(26)	147	120
Cash and cash equivalents at beginning of period	46,109	30,434	42,179	29,530

Cash and cash equivalents at end of period	47,171	31,457	47,171	31,457

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: July 28, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President